U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER 333-57746*

[X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB

[ ] Form N-SAR

For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

            If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:

Ascent Energy Inc.

Address of Principal Executive Office (Street and Number):

1700 Redbud Boulevard, Suite 450, McKinney, Texas 75069

            *The Commission file number refers to a Form S-4 Registration Statement filed by the Company under the Securities Act of 1933, which became effective on June 29, 2001.

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[/]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[/]     (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)     The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

            On August 14, 2001, the Company completed its acquisition of Pontotoc Production, Inc. ("Pontotoc"). As a result of the Company's acquisition of Pontotoc, the Company will report the financial statements relating to the Company and Pontotoc on a consolidated basis. Because of the delay encountered by the Company in gathering financial data regarding Pontotoc necessary to prepare the Company's consolidated financial statements, the Company does not have sufficient time to have its auditor, Arthur Andersen LLP, complete its audit within the time frame to meet the filing requirements for Form 10-K by the due date without unreasonable effort or expense. The Company will file its Form 10-K within the period prescribed by Rule 12b-25(b).

Part IV - Other Information

            (1)     Name and telephone number of person to contact in regard to this notification:

Kevin D. McMillan	972	547-7159
(Name)	(Area Code)	(Telephone Number)

            (2)     Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[/] Yes [ ] No

            (3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [/] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ascent Energy Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 22, 2002	By: /S/ KEVIN D. MCMILLAN
Kevin D. McMillan Senior Vice President and Chief Financial Officer